Exhibit 3-a

                         CERTIFICATE OF AMENDMENT OF THE
                         CERTIFICATE OF INCORPORATION OF
                            TDS (TELEMEDICINE), INC.

               (under Section 805 of the Business Corporation Law)

     The undersigned, being the Chairman of tds Telemedicine, Inc., hereby certifies:

     FIRST: The name of the corporation is tds (Telemedicine), Inc.

     SECOND: The Certificate of Incorporation of the corporation was filed by the Department of State of the State of New York on November 30, 2000. The name under which the corporation was formed is Surf Group Inc.

     THIRD: The amendment of the Certificate of Incorporation effected by this Certificate of Amendment changes the issued shares of the corporation into a different number of shares by effecting a reverse split of the corporation's common stock in a ratio of one to one hundred, as follows:


     As a result of the reverse stock split ("Reverse Stock Split"), each one hundred (100) issued and outstanding shares of common stock of the corporation ("Old Common Stock") shall automatically, without further action on the part of the corporation or any holder of such common stock, be changed into one (1) share of the corporation's common stock ("New Common Stock"). The Reverse Stock Split will be effected as follows:


(a) Following the filing of this Amendment, each holder of a certificate (s) representing outstanding shares of the corporation's Old Common Stock ("Old Certificate(s)") will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation's transfer agent for cancellation, a certificate(s) ("New Certificate") representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

(b) From and after the filing of the Amendment, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provisions hereof.

(c) The Corporation will not issue fractional shares or scrip. Rather, stockholders who would otherwise be entitled to a fractional share as a result of the Reverse Split will receive cash based on a price of $2.50 per share of New Common Stock.

(d) The Reverse Stock Split reduces the number of issued shares of the corporation by changing the number of issued and outstanding shares from 100,000,000 to 1,000,000; and reduces the stated capital of the corporation from $100,000.00 to $1000.00.

(e) As a result of the Reverse Stock Split, the Corporation is adding and authorizing Ninety Nine Million (99,000,000) shares of common stock, par value $0.001 per share.


     FOURTH: Paragraph "FOURTH" of the Certificate of Incorporation of the Corporation, relating to the aggregate number of shares which the corporation is authorized to issue, the par value thereof, and the classes into which the shares are divided, shall read as follows:

     FOURTH:  Authorized  Shares.  The  aggregate  number  of  shares  which the
     corporation   shall  have  authority  to  issue  is  One  Hundred   Million
     (100,000,000) shares of common stock, par value $0.001 per share.

     FIFTH: The foregoing amendment of the Certificate of Incorporation was authorized by the unanimous written consent of the directors of the Corporation. The foregoing amendment was then authorized, pursuant to Section 803 of the Business Corporation Law, by the vote of a majority of all outstanding share entitled to vote thereon at a meeting of shareholders held on September 15, 2006.

     IN WITNESS WHEREOF, I have subscribed this document on the forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by me and are true and correct.

Dated: September 28, 2006




    /s/ Kevin Kreisler
    ---------------------------------------------
        Kevin Kreisler, Chief Executive Offiicer